

December 17, 2007

Mail Stop 3561

Mr. Edon Moyal
Chief Executive Officer
Who's Your Daddy, Inc.
5840 El Camino Real, Suite 108
Carlsbad, CA 92008

> **Re: Who's Your Daddy, Inc.**
> **Form 8-K dated December 4, 2007**
> **Filed December 4, 2007**
> **File No. 0-33519**

Dear Mr.Moyal:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02(b) – Non-Reliance on Previously Issued Financial Statement or a Related Audit Report or Completed Interim Review

1.   Please file an amendment to expand your disclosure related to the accounting for the issuance of the convertible debt in 2005 and the need to restate your financial

statements for fiscal 2005 and subsequent periods to estimate the amount or reliable range of errors.

2.   Please obtain and file and updated Exhibit 16 letter from your former accountants stating whether the firm agrees with your revised disclosures, or the extent to which they do not agree.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please file your response letter and amendment via EDGAR within five business days after the date of this letter, or tell us when you will respond. Please contact the staff immediately if you require longer than 5 business days to respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Maureen Bauer, Accountant, at (202 551-3237 or the undersigned at (202) 551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services